UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2009

Commission File Number: 001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES, LTD.
(Exact name of registrant as specified in its charter)

10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China, 100096
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ______.

Corporate Name Change to Hollysys Automation Technologies, Ltd.

On July 15, 2009, the Board of Directors of HLS Systems International, Ltd. (the “Company”) authorized the corporate name change to Hollysys Automation Technologies, Ltd, effective as of July 17, 2009.

The Company's press release regarding the foregoing matters is attached hereto as Exhibit 99.1.

The Company’s PPT is attached hereto as Exhibit 99.2

Exhibits

Exhibit	Description

99.1	Press Release, dated July 20, 2009.
99.2	PPT, dated July 20, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HLS SYSTEMS INTERNATIONAL, LTD.

By:  /s/ Changli Wang

Changli Wang
President and Chief Executive Officer

Date: July 20, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated July 20, 2009.
99.2	PPT, dated July 20, 2009